UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Amendment No. 4)

RULE 13E-3 TRANSACTION STATEMENT UNDER
SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934

Doma Holdings, Inc.

(Name of the Issuer)

Doma Holdings, Inc.

RE Closing GP, LLC

Closing Parent Holdco, L.P.

RE Closing Buyer Corp.

Lennar Corporation

LEN FW Investor, LLC

LENX ST Investor, LLC

(Names of Persons Filing Statement)

Common Stock, Par Value $0.0001 per share

Warrants, 25 whole warrants exercisable for one share of common stock at an exercise price of $287.50 per share

(Title of Class of Securities)

Common Stock: 25703A 203

Warrants: 25703A112

(CUSIP Number of Class of Securities)

Maxwell Simkoff Chief Executive Officer and President Doma Holdings, Inc. 201 Spear St., Suite 06-106 San Francisco, CA 94105 (650) 419-3827

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

With copies to

Alan Denenberg Davis Polk & Wardell LLP 1600 El Camino Real Menlo Park, CA 94025 (650) 752-2000	Tad Freese Tessa Bernhardt Latham & Watkins LLP 505 Montgomery Street, Suite 2000 San Francisco, CA 94111 (415) 391-0600	Rosalind Fahey Kruse Howard Block Willkie Farr & Gallagher LLP 787 7th Ave New York, NY 10019 (212) 728-8000	Shannon E. Sibold David P. Slotkin Morrison Foerster 300 Colorado Street Austin, TX 78701 (512) 617-0650

This statement is filed in connection with (check the appropriate box):

a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☒	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

INTRODUCTION

This Amendment No. 4 (this “Final Amendment”) to the Rule 13e-3 Transaction Statement on Schedule 13E-3, together with the exhibits hereto (as amended hereby, the “Schedule 13E-3” or “Transaction Statement”), is being filed with  the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (i) Doma Holdings, Inc. (“Doma” or the “Company”), a Delaware corporation and the issuer of the common stock, par value $0.0001 per share (the “Shares”) that is subject to the Rule 13e-3 transaction and the Company’s publicly traded warrants, the “Company Warrants”), (ii) RE Closing Buyer Corp., a Delaware corporation and wholly owned indirect subsidiary of TopCo (as defined below) (“Parent”), (iii) Closing Parent Holdco, L.P., a Cayman Islands exempted limited partnership, the indirect parent company of Parent (“TopCo”), (iv) RE Closing GP, LLC, a Cayman Islands limited liability company, the sole general partner of TopCo, (v) Len FW Investor, LLC, a Delaware limited liability company, (vi) LENX ST Investor, LLC, a Delaware limited liability company and (vii) Lennar Corporation, a Delaware corporation.

This Transaction Statement relates to the an Agreement and Plan of Merger dated March 28, 2024 (as amended, restated, supplemented or otherwise modified from time to time, the “Merger Agreement”), by and among the Company, Parent and RE Closing Merger Sub Inc. (“Merger Sub”), pursuant to which, on September 27, 2024, (i) Merger Sub was merged with and into the Company (the “Merger”), with the Company continuing as the surviving corporation and becoming a wholly owned subsidiary of Parent. As a result of the Merger, Merger Sub ceased to exist as an independent entity and, therefore, is no longer a Filing Person.

This Final Amendment is being filed pursuant to Rule 13E-3(d)(3) under the Exchange Act to report the results of the transaction that is the subject of this Transaction Statement. Except as otherwise set forth below, the information set forth in the Schedule 13E-3 remains unchanged. This Final Amendment is being filed to reflect certain updates as reflected below.

The information concerning the Company contained in or incorporated by reference into this Schedule 13E-3 and the Company’s definitive proxy statement, dated July 18, 2024 (as supplemented on by the definitive additional materials to the Company’s definitive proxy statement filed with the SEC on August 15, 2024, the “Definitive Proxy Statement”) was supplied by the Company. Similarly, all information concerning each other Filing Person contained in, or incorporated by reference into this Schedule 13E-3 and the Definitive Proxy Statement was supplied by such Filing Person. No Filing Person, including the Company, is responsible for the accuracy of any information supplied by any other Filing Person.

While each of the Filing Persons acknowledges that the Merger is a “going private” transaction for purposes of Rule 13e-3 under the Exchange Act, the filing of this Final Amendment and the Transaction Statement shall not be construed as an admission by any Filing Person, or by any affiliate of a Filing Person, that, prior to the Merger, the Company was “controlled” by any Filing Person.

Capitalized terms used but not expressly defined in this Schedule 13E-3 shall have the respective meanings given to them in the Definitive Proxy Statement.

Item 10. Source and Amount of Funds or Other Consideration

(a), (b), (d) Source of Funds; Conditions; Borrowed Funds. Item 10(a), Item 10(b) and Item 10(d) are hereby amended and supplemented as follows:

Concurrently with the filing of this Final Amendment, the Company is filing with the SEC a Current Report on Form 8-K (the “Form 8-K”). Item 1.01 of the Form 8-K is hereby incorporated by reference.

Item 15. Additional Information

(c)         Other Material Information. Item 15(c) is hereby amended and supplemented as follows:

On August 27, 2024, at the special meeting of the Company’s stockholders, the Company’s stockholders voted to approve and adopt the Merger Agreement, and approve the transactions contemplated thereby, including the Merger (the “Merger Agreement Proposal”). The Merger Agreement Proposal was approved by the affirmative vote of the holders of (i) a majority of the voting power of the outstanding Shares entitled to vote in accordance with the General Corporation Law of the State of Delaware and (ii) a majority of the voting power of the outstanding Shares held by the Disinterested Stockholders (as defined in the Definitive Proxy Statement).

On September 27, 2024, the Company filed the Certificate of Merger with the Office of the Secretary of State of the State of Delaware, pursuant to which the Merger became effective, and Merger Sub was merged with and into the Company, with the Company continuing as the surviving corporation. As a result of the Merger, the Company became a direct, wholly owned subsidiary of Parent.

At the effective time of the Merger (the “Effective Time”), each Share issued and outstanding immediately prior to the Effective Time, other than certain excluded Shares pursuant to the terms of the Merger Agreement, were cancelled and extinguished and automatically converted into the right to receive an amount in cash equal to $6.29 per Share, without interest thereon (the “Merger Consideration”).

In addition, at the Effective Time,

1)

each option to purchase Shares pursuant to one of the Company’s equity incentive plans (each a “Company Option”) that was outstanding and unexercised immediately prior to the Effective Time, whether vested or unvested, was automatically cancelled and terminated as of immediately prior to the Effective Time and converted into the right to receive an amount in cash as soon as practicable following the closing of the Merger (the “Closing”), less any applicable withholding taxes, equal to the product obtained by multiplying (i) the aggregate number of Shares subject to such Company Option by (ii) the excess, if any, of the Merger Consideration over the exercise price per Share of such Company Option;

2)	each Company Option with an exercise price per Share that was equal to or greater than the Merger Consideration was automatically terminated and be cancelled without payment of any consideration;

3)

each unvested award of restricted Shares (each a “Company RS Award”) that was outstanding immediately prior to the Effective Time was automatically cancelled and terminated as of immediately prior to the Effective Time and converted into the right to receive an amount in cash as soon as practicable following the Closing, less any applicable withholding taxes, equal to the product obtained by multiplying (i) the aggregate number of Shares subject to such Company RS Award by (ii) the Merger Consideration;

4)

each award of restricted stock units of the Company, other than a Company PRSU Award (as defined below) (each a “Company RSU Award”) that was outstanding immediately prior to the Effective Time, whether vested or unvested, was automatically cancelled and terminated as of immediately prior to the Effective Time and converted into the right to receive an amount in cash as soon as practicable following the Closing, less any applicable withholding taxes, equal to the product obtained by multiplying (i) the aggregate number of Shares subject to such Company RSU Award by (ii) the Merger Consideration; and

5)

each award of performance-based or market-based restricted stock units of the Company (each a “Company PRSU Award”) that was outstanding immediately prior to the Effective Time, whether vested or unvested, was automatically cancelled and terminated as of immediately prior to the Effective Time and converted into the right to receive, an amount in cash as soon as practicable following the Closing, less any applicable withholding taxes, equal to the product obtained by multiplying (i) the aggregate number of Shares subject to such Company PRSU Award (if any) that would satisfy the performance conditions applicable to such Company PRSU Award measured as of immediately prior to the Effective Time (in accordance with the applicable award agreement governing such Company PRSU Award) by (ii) the Merger Consideration.

As of immediately prior to the Effective Time, no Company RS Awards were outstanding, and no Company PRSU Awards were eligible to receive any Merger Consideration pursuant to the terms of the Merger Agreement. As such, no Merger Consideration is payable in respect of the Company RS Awards or the Company PRSU Awards.

On September 27, 2024, the Company notified the New York Stock Exchange (the “NYSE”) that the Merger had been completed and, a result, the NYSE suspended trading of Company common stock prior to the opening of trading on September 27, 2024. The Company has requested that the NYSE file with the SEC a notification of removal from listing on Form 25 with respect to the delisting all Shares from the NYSE. The deregistration will become effective 90 days after the filing of the Form 25, or such shorter period as may be determined by the SEC. Following the effectiveness of the Form 25 with respect to the delisting, the Company intends to file with the SEC a certification on Form 15 requesting the termination of registration of the Shares and Company Warrants under Section 12(g) of the Exchange Act and the suspension of the Company’s reporting obligations under Sections 13 and 15(d) of the Exchange Act.

In addition, on September 27, 2024, the Company issued a press release announcing the Closing. The press release is attached as Exhibit 99.1 to the Company’s Current Report on Form 8-K, filed concurrently with the SEC, and is incorporated by reference herein as Exhibit (a)(5)(ii) hereto.

Item 16. Exhibits

The following exhibits are filed herewith:

Exhibit No.	Description
(a)(2)(i)**	Definitive Proxy Statement of Doma Holdings, Inc. (included in the Schedule 14A filed on July 18, 2024, and incorporated herein by reference) (the “Definitive Proxy Statement”).
(a)(2)(ii)**	Form of Proxy Card (included in the Definitive Proxy Statement and incorporated herein by reference).
(a)(2)(iii)**	Letter to Stockholders (included in the Definitive Proxy Statement and incorporated herein by reference).
(a)(2)(iv)**	Notice of Special Meeting of Stockholders (included in the Definitive Proxy Statement and incorporated herein by reference).
(a)(2)(v)***	Definitive Additional Materials to the Definitive Proxy Statement (included in Schedule 14A filed on August 15, 2024 and incorporated herein by reference).
(a)(5)(i)**	Press Release, dated March 28, 2024 (incorporated by reference to Exhibit 99.1 to Doma Holdings, Inc.’s Form 8-K (filed March 29, 2024) (File No. 001-39754)).
(a)(5)(ii)	Press Release, dated September 27, 2024 (incorporated by reference to Exhibit 99.1 to Doma Holdings, Inc.’s Form 8-K (filed September 27, 2024) (File No. 001-39754 )).
(a)(5)(iii)	Form 8-K of Doma Holdings, Inc., filed on August 29, 2024 (File No. 001-39754).
(a)(5)(iv)	Form 8-K of Doma Holdings, Inc., filed on September 27, 2024 (File No. 001-39754).
(b)(i)**

Commitment Letter, dated as of March 28, 2024, between RE Closing Buyer Corp. and the lenders and arrangers party thereto (included as Annex D to the Definitive Proxy Statement, and incorporated herein by reference).

(b)(ii)**

Agreement and Fourth Amendment to Loan and Security Agreement, dated March 28, 2024, by and among by States Title Holding, Inc., the Guarantors party thereto, the Lenders party thereto and Hudson Structured Capital Management Ltd. (included as Annex E to the Definitive Proxy Statement, and incorporated herein by reference).

(b)(iii)**

Agreement and Fifth Amendment to Loan and Security Agreement, dated March 28, 2024, by and among by States Title Holding, Inc., the Guarantors party thereto, the Lenders party thereto, Hudson Structured Capital Management Ltd. and RE Closing Buyer Corp. (included as Annex F to the Definitive Proxy Statement, and incorporated herein by reference).

(b)(iv)**

Senior Loan and Security Agreement, dated April 30, 2024, by and among States Title Holding, Inc., the Guarantors party thereto, the Lenders party thereto and Alter Domus (US) LLC (included as Annex G to the Definitive Proxy Statement, and incorporated herein by reference)

(b)(v)**

Intercreditor and Subordination Agreement, dated as of April 30, 2024, between Alter Domus (US) LLC, as senior agent, and Hudson Structured Capital Management Ltd., as subordinated agent (included as Annex H to the Definitive Proxy Statement, and incorporated herein by reference).

(b)(vi)**

Sixth Amendment to Loan and Security Agreement, dated as of April 30, 2024, by and among by States Title Holding, Inc., certain subsidiaries of States Title Holding, Inc., as guarantors, the lenders from time to time party thereto, and Hudson Structured Capital Management Ltd., as administrative agent for the lenders and collateral agent (included as Annex I to the Definitive Proxy Statement, and incorporated herein by reference).

(c)(i)**	Opinion of Houlihan Lokey Capital, Inc. dated March 28, 2024 (included as Annex C to the Definitive Proxy Statement, and incorporated herein by reference).
(c)(ii)†*	Discussion materials, dated December 2023 (reviewed with the Special Committee on December 19, 2023), provided to the Special Committee.
(c)(iii)†*	Discussion materials, dated January 2024 (reviewed with the Special Committee on January 4, 2024), provided to the Special Committee.
(c)(iv)*	Discussion materials, dated January 2024 (reviewed with the Special Committee on January 18, 2024), provided to the Special Committee.
(c)(v)*	Discussion materials, dated January 2024 (reviewed with the Special Committee on January 26, 2024), provided to the Special Committee.
(c)(vi)*	Discussion materials, dated January 2024 (sent to the Special Committee on January 31, 2024), provided to the Special Committee.
(c)(vii)†*	Discussion materials, dated March 10, 2024, provided to the Special Committee.
(c)(viii)†*	Additional discussion materials, dated March 10, 2024, provided to the Special Committee, provided to the Special Committee.

Exhibit No.	Description
(c)(ix)†*	Discussion materials, dated March 12, 2024, provided to the Special Committee.
(c)(x)†*	Additional discussion materials, dated March 12, 2024, provided to the Special Committee.
(c)(xi)†*	Discussion materials, dated March 28, 2024, provided to the Special Committee.
(c)(xii)*	Additional discussion materials, dated March 28, 2024, provided to the Special Committee.
(c)(xiii)†*	Discussion materials, dated November 2023 (reviewed with the Company Board on November 21, 2023), provided to the Company Board.
(c)(xiv)†*	Discussion materials, dated March 10, 2024, provided to the Company Board.
(c)(xv)†*	Discussion materials, dated March 12, 2024, provided to the Company Board.
(c)(xvi)†*	Discussion materials, dated March 19, 2024, provided to the Company Board.
(c)(xvii)*	Discussion materials, dated March 28, 2024, provided to the Company Board.
(d)(i)**

Agreement and Plan of Merger, dated March 28, 2024 by and among Doma Holdings, Inc., RE Closing Buyer Corp. and RE Closing Merger Sub Inc. (included as Annex A to the Definitive Proxy Statement, and incorporated herein by reference).

(d)(ii)**

Voting and Support Agreement, dated as of March 28, 2024, by and among Doma Holdings, Inc., RE Closing Buyer Corp., Len FW Investor, LLC and LENX ST Investor, LLC (included as Annex B to the Definitive Proxy Statement, and incorporated herein by reference).

(f)**	Section 262 of the General Corporation Law of the State of Delaware (included as Annex J to the Definitive Proxy Statement, and incorporated herein by reference).
107*	Filing Fee Table.

† Certain portions of this exhibit have been redacted and separately filed with the SEC pursuant to a request for confidential treatment.

* Previously filed with the Schedule 13E-3 filed with the SEC on May 22, 2024

** Previously filed with the Schedule 13E-3 filed with the SEC on July 18, 2024

*** Previously filed with the Schedule 13E-3 filed with the SEC on August 15, 2024

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DOMA HOLDINGS, INC.

By:	/s/ Maxwell Simkoff
	Name:	Maxwell Simkoff
	Title:	Chief Executive Officer

Date: September 27, 2024

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RE CLOSING GP, LLC

By:	/s/ Matthew S. Kabaker
	Name:	Matthew S. Kabaker
	Title:	Manager

Date: September 27, 2024

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CLOSING PARENT HOLDCO, L.P. By: RE Closing GP, LLC, its general partner

By:	/s/ Matthew S. Kabaker
	Name:	Matthew S. Kabaker
	Title:	Manager

Date: September 27, 2024

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RE CLOSING BUYER CORP.

By:	/s/ Matthew S. Kabaker
	Name:	Matthew S. Kabaker
	Title:	President and Chief Executive Officer

Date: September 27, 2024

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LENNAR CORPORATION

By:	/s/ Jon Jaffe
	Name:	Jon Jaffe
	Title:	Co-CEO + President

Date: September 27, 2024

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LEN FW INVESTOR, LLC

By:	/s/ Eric Feder
	Name:	Eric Feder
	Title:	President

Date: September 27, 2024

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LENX ST INVESTOR, LLC

By:	/s/ Eric Feder
	Name:	Eric Feder
	Title:	President

Date: September 27, 2024